SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2006

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of Scopus’ press release, dated November 2, 2006, announcing third quarter 2006 results.

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

The pro-forma results provided in the press release exclude the cost of options. Due to recent changes in US GAAP regulations, in accordance with FAS123R guidelines, from the first quarter of 2006 and onwards, we have been implementing and recording options expenses as part of our P&L, management believes that the presentation of the pro forma information provides investors with a better understanding of Scopus’ financial results going forward and assists investors in comparing Scopus’ historical, current and future expected results.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ David Mahlab —————————————— David Mahlab Chief Executive Officer

By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: November 2, 2006

Press Release

Scopus Announces Third Quarter 2006 Results

TEL AVIV – November 2, 2006 – Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced its results for the third quarter ending September 30, 2006.

Revenue in the third quarter of 2006 was $11.4 million, down 2% from $11.6 million in the third quarter of 2005. The breakdown of revenue by region was 42% in EMEA, 36% in Asia and Pacific Rim and 22% in the Americas.

Gross profit in the third quarter of 2006 was $5.2 million compared with $6.3 million, as reported in the third quarter of 2005. Gross profit as a percentage of revenues was 46% compared with 54% in the third quarter of 2005.

Pro-forma net loss, which excludes stock based compensation expenses, was $875 thousand or $0.07 per share compared to a net profit of $284 thousand or loss of $0.02 per share in the third quarter of 2005. The loss per share in Q3 2005 is due to $336 thousand attributed to interest on preferred shares.

Net loss on a GAAP basis for the third quarter of 2006 was $1.4 million, or $0.11 per share, compared with a net profit of $182 thousand or loss of $0.06 per share in the comparable quarter of 2005. The loss per share in Q3 2005 is due to $336 thousand attributed to interest on preferred shares.

The Company ended the third quarter with cash and equivalents of $30.7 million, compared with $32 million on June 30, 2006.

David Mahlab, CEO of Scopus said, “In line with the Company’s strategic focus, product mix grew towards Decoders and IVG, and our US sales grew 25% in the first 9 months of this year, compared with last year. During Q3-06 we gained two new US cable customers. Internationally, India continues to be a significant territory for us. India has seen new governmental regulation for providing scrambled digital video delivery. This has motivated operators to upgrade to digital video systems and enabled us to secure significant orders in the third quarter.”

Mr. Mahlab added, “For the fourth quarter, we expect revenues and net loss at around similar levels to that of the third quarter.”

Conference Call Details

The Company will be hosting a conference call today at 1:30pm EST. On the call, management will review and discuss the results, and will be available to answer investor questions. To participate, please call one of the following teleconferencing numbers:

US Dial-in Number: 1-866-527-8676
UK Dial-in Number: 0-800-917-9141
ISRAEL Dial-in Number: 03-918-0609
INTERNATIONAL Dial-in Number: +972-3-918-0609

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Scopus’s website, at: www.scopus.net. In addition, there will be a telephone replay available for two days from November 6th until November 8th. The replay numbers are: 1-866-276-1485 (US); 0-800-917-4256 (UK) and +972-3-925-5933 (International).

About Scopus Video Networks
Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking products that enable network operators to offer advanced video services to their subscribers. Scopus offers products that support digital television, HDTV, live event coverage and content distribution.

Scopus provide a comprehensive digital video networking product offering, including intelligent video gateways, encoders, decoders and network management products. Scopus’ products are designed to allow network operators to increase service revenue, improve customer retention and minimize capital and operating expenses.

Scopus’ customers are network operators such as satellite, cable and telecom service providers and terrestrial broadcasters. Scopus’ products are used by hundreds of network operators worldwide. For more information visit: www.scopus.net

Contacts:
Scopus Corporate Contact:	Investor Relations Contacts:
Moshe Eisenberg	GK Investor Relations
Tel: +972-3-9007700	Ehud Helft / Kenny Green
ir@scopus.net	Tel: 1 866 704 6710
Ehud@gkir.com / Kenny@gkir.com

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general, and video-over-IP and the acceptance of our IVG products in particular, the ability to increases sales of newer products, the successful expansion of sales in the United States and with larger cable operators, general economic conditions and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info@scopususa.com www.scopususa.com